UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February, 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name into English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless and Tech Mahindra Sign Agreement to Provide Turnkey M2M Solutions Globally

Companies’ synergies bring best-in-class M2M solutions to key global markets such as energy, transportation, industrial, and healthcare

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 24, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) and Tech Mahindra Ltd., a specialist provider of connected solutions, today announced they have signed a formal teaming agreement to work collaboratively to develop and deploy end-to-end M2M solutions for customers worldwide. The collaboration leverages Sierra Wireless device-to-cloud offerings and Tech Mahindra’s system integration and application development expertise to offer cost-effective, turnkey solutions tailored for prospective M2M customers in markets such as energy, transportation, industrial, and healthcare.

“Our collaboration with Tech Mahindra leverages our complementary offerings and skill sets to deliver complete M2M solutions that can be deployed within existing IT infrastructures, and extend to new web and mobile applications,” said Jason Krause, Senior Vice President, Corporate Development and Marketing for Sierra Wireless. “Customers can rely on our partnership to develop, deploy and support a complete M2M solution on any of the world’s mobile networks.”

As part of the collaboration, Sierra Wireless will provide prospective joint customers with AirPrime® embedded wireless modules or AirLink® gateways and modems, along with enterprise platform and device management capability through AirVantage M2M Cloud. Tech Mahindra will provide consulting and solutions integration services.

“Tech Mahindra’s global telecommunication partnerships, advanced analytics, and renowned system integration capabilities allow us to rapidly prototype, collaboratively develop, and launch fully integrated M2M solutions on a fully managed or hosted basis,” said Raju Waldalkar, CTO of Telecom for Tech Mahindra. “Sierra Wireless is a leader in M2M and our agreement to work together ensures both companies will maintain and grow their respective market leadership as we meet the demands of a rapidly evolving connected world.”

Tech Mahindra is a global system integrator with vertical expertise in many industries as well as a strong ecosystem of M2M partners to bring solutions to the market. The company brings wide-ranging expertise to solution partnerships which include: Application Development, Back-end System Integration, Device Design & Engineering and Managed Services.

Further information:

To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirLink” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

About Tech Mahindra

Tech Mahindra represents the connected world, offering innovative and customer-centric information technology services and solutions, enabling Enterprises, Associates and the Society to Rise™. We are a USD 2.9 billion company with 87,300+ professionals across 49 countries, helping over 605 global customers including Fortune 500 companies. Our Consulting, Enterprise and Telecom solutions, platforms and reusable assets connect across a number of technologies to derive tangible business value.

We are part of the USD 16.7 billion Mahindra Group that employs more than 180,000 people in over 100 countries with interests in automotive, manufacturing, hospitality and technology sectors. The Group operates in the key industries that drive economic growth, enjoying a leadership position in tractors, utility vehicles, after-market, information technology and vacation ownership.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 604-232-1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 25, 2014